FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F  ☑      Form 40-F  ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82  ☐

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Diageo plc

(Registrant)
Date 15 April 2008	By	/s/ S Arsenić
		Name:	S Arsenić
		Title:	Assistant Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 31 March 2008

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Scott informs the Company of his beneficial interests. (03 March 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (17 March 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (03 March 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (18 March 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (04 March 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (19 March 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 March 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (20 March 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (05 March 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (20 March 2008)

Announcement Company announces new joint ventures in South Africa. (07 March 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (25 March 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (07 March 2008)	Announcement Company announces Diageo and Ketel One joint venture update. (26 March 2008)

Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
(10 March 2008)
Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (27 March 2008)

Announcement Company announces publication of prospectus. (10 March 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (27 March 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 March 2008)	Announcement Company launches and prices bond through Diageo Capital B.V. (28 March 2008)

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (12 March 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (28 March 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (12 March 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (28 March 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (13 March 2008)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (31 March 2008)

Announcement Mr Menezes informs the Company of his beneficial interests. (14 March 2008)	Announcement Company announces total voting rights. (31 March 2008)

Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (14 March 2008)	Announcement Company purchases its own securities for cancellation through Goldman Sachs International. (31 March 2008)

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:05 03-Mar-08
Number	PRNUK-0303
TO:     Regulatory Information Service PR Newswire
RE:     PARAGRAPH 3.1.4 OF THE DISCLOSURE RULES
The notification below was received under Paragraph 3.1.2 of the Disclosure and
Transparency Rules.
Diageo plc (the ‘Company’) announces that on 3 March 2008 it received a notification from Mr Philip Scott, a Director, that he had bought 5,000 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) on 3 March 2008, at a price per share of £10.335.
As a result of the above transaction, Mr Scott’s interests in the Company’s Ordinary Shares is 5,000.
3 March 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:05 03-Mar-08
Number	2639P
Diageo plc

03 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 278,525 ordinary shares at a price of 1030.36 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:12 04-Mar-08
Number	3777P
Diageo plc
04 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 453,811 ordinary shares at a price of 1026.82 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:33 05-Mar-08
Number	PRNUK-0503
TO:     Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 152 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 279,808,825 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,570,905,489.
5 March 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:05 05-Mar-08
Number	4746P
Diageo plc
05 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 385,473 ordinary shares at a price of 1027.64 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo new joint ventures
Released	07:00 07-Mar-08
Number	5797P
EMBARGOED UNTIL 07:00 GMT 7 MARCH 2008
Diageo, Heineken and Namibia Breweries announce new joint ventures in South Africa
Diageo plc (“Diageo”), Heineken International BV (“Heineken”) and Namibia Breweries Limited (“NBL”) have today announced that they have reached agreement to form a new joint venture for their combined beer, cider and RTD businesses in South Africa, to be called DHN Drinks (Pty) Limited (“DHN Drinks”). The new joint venture builds on the success of brandhouse Beverages (Pty) Limited (“brandhouse”), the parties’ current cost-sharing joint venture in South Africa which was formed in July 2004.

Diageo and Heineken will each own 42.25% of DHN Drinks and NBL will own 15.5%. Each party will share in the profits of DHN Drinks in proportion to their shareholding. brandhouse will continue to market and distribute the parties’ products in South Africa.
In addition, Diageo and Heineken will enter into a second new joint venture in South Africa (“Supplyco”). Supplyco will construct a brewery and bottling plant in Gauteng province, South Africa, and will produce Amstel and certain other key brands. Heineken will own 75% and Diageo will own 25% of Supplyco.
In the first two years Diageo will invest £100 million in DHN Drinks and Supplyco. The investment meets Diageo’s return criteria.
The transaction, which is subject to regulatory approval, is expected to complete on 31 March 2008.
Nick Blazquez, Managing Director of Diageo Africa said:
‘The decision by Diageo, Heineken and Namibia Breweries to commit to a closer relationship in South Africa reflects the success of brandhouse and acknowledges the changing nature of the beverage alcohol market in South Africa. We have already demonstrated that a combined beverage alcohol distribution company can capitalise on the growth opportunities in markets such as South Africa and the new structure will enable us to realise further growth opportunities as a result of the strong platform we will create together.’
- more -

Tom de Man, Heineken’s Regional President Africa and the Middle East, commented:
‘With Africa now Heineken’s fastest growing region, with the Heineken brand growing 70% in South Africa and Amstel very clearly still a favourite with South African consumers, there is no better time to invest in growth. Our three businesses already have a strong, successful partnership and I am excited about the new opportunities that the combination of our brands and local brewing will create.’
Sven Thieme, NBL’s chairman said:
‘Following the successful establishment of brandhouse in 2004, we have as a next step put our brands together so as to maximise the mutual benefits of a joint portfolio of premium products. For us this investment means that NBL now has a tangible commercial interest in the sales and distribution of all brands that are part of this new profit sharing venture.’
- ENDS -
For further information:
Investor relations:
Sarah Paul
+44 (0)20 7927 4326
sarah.paul@diageo.com
Media relations:
Rachael Shaw
+44 (0)20 7927 5820
Rachael.m.shaw@diageo.com
John Harrod
+44(0)20 79275330
John.harrod@diageo.com
Analysts and Investors Presentation:
At 13.00 (GMT) on Friday 7 March, Stuart Fletcher, President Diageo International, and Nick Blazquez, Managing Director Diageo Africa, will host a conference call for analysts and investors. To participate, please use the following dial-in numbers below.

Presentation slides will accompany this announcement and will be available from 12.00 (GMT) on the home page of http://www.diageo.com. The conference call will be available on instant replay from 17:00 (GMT) until Monday 7 April using the numbers below.
Dial in details and contact information follow on next page
To participate in the call taking place on 7 March please use the following dial-in numbers:

0800 279 9640	UK Toll free
1866 850 2201	USA Toll free
800 099 797	Spain Toll free
0800 020 3462	Netherlands Toll free
1800 992 779	Ireland Toll free
0800 101 1919	Germany Toll free
0805 770 152	France Toll free
Please quote confirmation code: 2493072
To access the instant replay, the number to call is:

0800 559 3271	UK Toll free
1866 883 4489	US Toll free
+44 (0)20 7806 1970	International
Please quote confirmation code: 2493072
Notes to editor:
About Diageo
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, its people, brands and performance, visit us at http://www.diageo.com. END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:04 07-Mar-08
Number	PRNUK-0703
TO:     Regulatory Information Service

     PR Newswire
RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 6,270 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.79 pence per share.
Following this release, the Company holds 279,802,555 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,570,526,286.
7 March 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR shareholding
Released	13:30 10-Mar-08
Number	PRNUK-1003
TO:     Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the ‘Company’) announces that:
1.	it received notification on 10 March 2008 of the following allocations of ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 10 March 2008 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares

N C Rose	18

P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 10 March 2008 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

S Fletcher	18

J Grover	18

A Morgan	18

G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £9.92.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch

Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	398,624

P S Walsh	673,278

Name of PDMR	Number of Ordinary Shares

S Fletcher	135,429

J Grover	182,681

A Morgan	150,774

G Williams	226,562 (of which 5,760 are held in the form of ADS*)
2. it received notification on 10 March 2008 from Lord Blyth, a director of the Company, that he has purchased 1,052 Ordinary Shares on 10 March 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £9.92.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 156,195.
3. it received notification on 10 March 2008 from Todd Stitzer, a director of the Company, that he has purchased 100 Ordinary Shares on 10 March 2008 under an arrangement with the Company, whereby he has agreed to use an amount of £

1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £9.92.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 5,065.
10 March 2008
*1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Prospectus
Released	16:41 10-Mar-08
Number	7685P
RNS Number:7685P
Diageo PLC
10 March 2008
Publication of Supplemental Prospectus
The following supplemental prospectus has been approved by the UK Listing Authority and is available for viewing:
Supplemental Prospectus dated 10 March 2008 relating to a Prospectus dated 27 September 2007 for the US$5,000,000,000 Programme for the Issuance of Debt

Instruments of Diageo plc as Issuer and Guarantor, Diageo Finance plc as Issuer and Diageo Capital B.V. as Issuer.
To view the full document, please paste the following URL into the address bar of your browser.
www.rns-pdf.londonstockexchange.com/rns/7685p-2008-3-10.pdf
For further information, please contact:
Sarah Paul
Diageo plc +44 (0) 20 7927 4326
Investor.relations@diageo.com
DISCLAIMER — INTENDED ADDRESSEES
Please note that the information contained in the Supplemental Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplemental Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplemental Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

Company	Diageo PLC

TIDM	DGE
Headline	Transaction in Own Shares
Released	18:27 11-Mar-08
Number	8839P
TO:     Regulatory Information Service
Diageo plc — Transaction in Own Shares
Diageo plc (‘the Company’) announces that it has today purchased through Goldman Sachs International 1,035,779 ordinary shares at a price of 1010.24 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company’s employee share plans.
Following the above purchase, the Company holds 280,838,334 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,569,490,507.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:10 12-Mar-08
Number	PRNUK-1203
TO:     Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 1,825 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 280,836,509 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,569,492,332.
12 March 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:14 12-Mar-08
Number	9934P
Diageo plc
12 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1014.79 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:47 13-Mar-08
Number	0906Q
Diageo plc
13 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 353,332 ordinary shares at a price of 1007.14 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	09:58 14-Mar-08
Number	PRNUK-1403
TO:     Regulatory Information Service
     PR Newswire
RE:     Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 13 March 2008, that Mr Ivan Menezes, a Person Discharging Managerial Responsibilities, had on 10 March 2008, transferred 39,424 American Depositary Shares in the Company (‘ADSs’) held in his own name, to a grantor retained annuity trust (‘GRAT’). Mr Menezes is the grantor and sole trustee of the GRAT, and his two children are the beneficiaries.
Mr Menezes’ interests in the Company’s Ordinary Shares of 28 101/108 pence (‘Ordinary Shares’) (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) remains at 294,691 Ordinary Shares (of which 201,693 are held in the form of ADS).
1 ADS is the equivalent of 4 Ordinary Shares.
14 March 2008

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:49 14-Mar-08
Number	1974Q
Diageo plc
14 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 500,000 ordinary shares at a price of 1006.60 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:00 17-Mar-08
Number	3065Q
Diageo plc
17 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 388,822 ordinary shares at a price of 986.51 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:06 18-Mar-08
Number	4176Q
Diageo plc
18 March 2008

Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1008.01 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:15 19-Mar-08
Number	PRNUK-1903
TO:     Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it cancelled 2,500,000 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) held in treasury.
Following this cancellation, the Company holds 278,336,509 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,567,450,178.
19 March 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 20-Mar-08
Number	5315Q

Diageo plc
19 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1014.4235 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:47 20-Mar-08
Number	6438Q
Diageo plc
20 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 425,000 ordinary shares at a price of 1006.6593 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:16 25-Mar-08
Number	7570Q
Diageo plc
25 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 375,000 ordinary shares at a price of 1019.8728 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo and Ketel One update
Released	07:01 26-Mar-08
Number	7568Q

26 March 2008
Proposed 50/50 company for Ketel One with Nolet update
The Federal Trade Commission (FTC) has made a request for additional information under the U.S. Hart-Scott-Rodino Antitrust Improvements Act (HSR) in connection with Diageo’s agreement with the Nolet family to form a 50/50 company for the sale and distribution of Ketel One vodka products. The request, commonly referred to as a “second request”, will extend the waiting period imposed by HSR until, at the latest, 30 days after Diageo has substantially complied with the second request. Diageo will comply with the second request as expeditiously as possible and will continue to cooperate fully with the FTC’s review.
As previously announced, completion of the transaction requires regulatory approval from the FTC. The waiting period can be extended voluntarily by the parties or terminated sooner by the FTC.
No further announcement will be made until completion of the transaction.
-ends-
For further information please contact

Investor Relations
Sarah Paul (UK)	Kelly Padgett (US)
+44 (0) 20 7927 4326	+1 202 715 1110
sarah.paul@diageo.com	kelly.Padgett@diageo.com

Media Relations
Isabelle Thomas (UK)	Rachel Rosenblatt (US)
+44 (0) 20 7927 5967	+1 212 850 5697
isabelle.Thomas@diageo.com	rachel.rosenblatt@fd.com
Notes to Editor
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and

Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	07:00 27-Mar-08
Number	8654Q
Diageo plc
26 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1041.7512 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:17 27-Mar-08
Number	9821Q
Diageo plc
27 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 400,000 ordinary shares at a price of 1041.1871 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Issue of Debt — Replacement
Released	11:16 28-Mar-08
Number	0138R

This replaces the RNS announcement issued at 07.00am GMT. The correct amount of the bond launched is €850m.
Diageo launches and prices fixed rate Euro denominated bond
28th March 2008
Diageo plc
Diageo, the world’s leading premium drinks business, yesterday launched and priced a €850 million, fixed rate 5 year Euro denominated bond under its European Debt Issuance Programme. The issuer of the bond is Diageo Capital B.V., with payment of principal and interest fully guaranteed by Diageo plc.
Due on 1st July 2013, the 5-year issue pays a coupon of 5.50%. Lehman Brothers, Merrill Lynch and the Royal Bank of Scotland were joint book-running managers. JP Morgan Cazenove and HSBC were co-managers. Proceeds from this issuance will be used for general corporate purposes that may include funding for recent M&A activity.
This press release is for information purposes only and does not constitute a prospectus or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the “Securities”) or the transaction (the “Transaction”) and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. Neither this press release nor any other documentation or information (or any part thereof) delivered or supplied under or in relation to the Transaction or the Securities shall be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This press release does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.
Any investor who subsequently acquires the Securities must rely solely on the final prospectus to be published by the Company in connection with the Transaction, on the basis of which alone purchases of or subscription for the Securities may be made.
The securities have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.
This document is for distribution in the European Economic Area only to persons who meet the criteria of qualified investors within the meaning of the Prospectus Directive (2003/71/EC).
-ends-

Contacts
Investor enquiries
Sarah Paul
+44 (0) 20 7927 4326
investor.rel@diageo.com
Media enquiries
Isabelle Thomas
+44 (0) 20 7927 5967
media@diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:30 28-Mar-08
Number	PRNUK-2803
TO:     Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 3,840 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.

Following this release, the Company holds 278,332,669 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,565,454,018.
28 March 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:54 28-Mar-08
Number	0992R
Diageo plc
28 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 425,000 ordinary shares at a price of 1037.1956 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:56 31-Mar-08
Number	PRNUK-3103
TO:     Regulatory Information Service
     PR Newswire
RE:     PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 729 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,013.80 pence per share.
Following this release, the Company holds 278,331,940 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,565,029,747.
31 March 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:58 31-Mar-08
Number	PRNUK-3103
TO:     Regulatory Information Service
     PR Newswire
RE:     Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,843,361,687 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 278,331,940 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,565,029,747 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
31 March 2008
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:18 31-Mar-08
Number	2447R
Diageo plc
31 March 2008
Diageo plc announces that it has today purchased for cancellation through Goldman Sachs International 450,000 ordinary shares at a price of 1019.0523 pence per share.
END